
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2013

Via E-Mail
Jeffrey D. Aberdeen
Controller
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106

> **Re:** **Commerce Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 21, 2013**
> **File No. 333-189535**

Dear Mr. Aberdeen:

We have reviewed the correspondence from your counsel dated July 12, 2013 responding to our comment letter dated July 8, 2013 and we have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment one of our letter dated July 8, 2013, and advise you that we disagree with your analysis that the presentation provided by D.A. Davison to Summit Bancshares Inc. and Summit Bank does not constitute a "report" within the meaning of Item 1015 of Regulation M-A. We note that Item 1015(a) of Regulation M-A states that reports, opinions and appraisals include those relating to consideration or fairness, but are not limited to those items. The fact that Davidson did not provide a conclusion regarding the valuation or the fairness of the consideration is not dispositive. Also, because Davidson determined selection criteria in preparing slides 6, 7, and 13 and highlights its valuation conclusions regarding previous registrant transactions on slide 16, thereby applying its own judgment, we view these as "findings" within the meaning of Item 1015(b)(6) of Regulation M-A that should be summarized in the filing. Therefore, please revise your disclosure in the Form S-4 to include the information required by Item 1015(b)(2) and (3) and a brief summary of those slides mentioned above in accordance

with Item 1015(b)(6) of Regulation M-A. Also, please file the Davidson presentation as an exhibit to the Form S-4, as required by Item 21(c) of Form S-4.

Please contact Ramin Olson at (202) 551-3331, Laura Crotty at (202) 551-3563, or me at (202) 551-3675 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director